Exhibit 3.1

Amended Article Fourth of Certificate of Incorporation

FOURTH:  The total number of shares of all classes of stock which the Corporation shall have authority to issue is Five Hundred Fifty Million (550,000,000) shares consisting of common stock, $.002 par value per share (“Common Stock”).